Bangkok Bank
ธนาคารกรุงเทพ

05012207

October 26, 2005

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

SEC MAIL PROCESSING
RECEIVED
OCT 26 2005
WASH. D.C. 185 SECTION

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the 3rd quarter 2005 unaudited financial statements that Bangkok Bank reported to the Stock Exchange of Thailand.

These financial results can be accessed through the following websites:

Stock Exchange of Thailand (SET)
http://www.set.or.th (Market Info/Listed Companies/BBL)

Securities and Exchange Commission (SEC)
http://www.sec.or.th (Financial Statement/Bangkok Bank)

Bangkok Bank Public Company Limited (BBL)
http://www.bangkokbank.com (For Shareholders/Financial Results).

Please contact me if you have any questions.

With best regards,

Bangkok Bank Public Company Limited

PROCESSED
NOV 01 2005
THOMSON
FINANCIAL

Kulathida Sivayathorn
Executive Vice President

Finance and Accounting Division
Tel. (662) 230-2254, 230-1384
Fax (662) 231-4890

cc. Dr. Piyapan Tayanithi, Executive Vice President

ธนาคารกรุงเทพ
Bangkok Bank

Ref: FSSR 102/2548
19 October, 2005

The President
The Stock Exchange of Thailand

Dear Sir,

Re: Submission of the unreviewed financial statements for the quarter and nine-month period ended September 30, 2005

We are pleased to submit herewith, the unreviewed financial statements of the Bank, and Form F45-1 for the quarter and nine-month period ended September 30, 2005, one copy each in Thai and in English as follows:

Document No. 1	Summary Statement of Assets and Liabilities as at September 30, 2005
Document No. 2	Balance Sheet as at September 30, 2005, compared with Balance Sheet as at December 31, 2004
Document No. 3	Statement of Income for the quarters ended September 30, 2005 and 2004
Document No. 4	Statement of Income for the 9-month periods ended September 30, 2005 and 2004
Document No. 5	Summary of Financial Results for the quarter ended September 30, 2005

For the 9-month period ended September 30, 2005, the Bank reported a net profit of Baht 16,393.0 million, an increase of Baht 4,147.8 million, or 33.9% compared to the same period last year . This is due to a decrease in interest on borrowings of Baht 1,350.8 million, primarily from the redemption of Capital Augmented Preferred Securities (CAPS). At the same time, interest income on loans and interbank and money market items increased by 4,567.2 million and Baht 1,110.4 million respectively.

Please be informed accordingly.

Sincerely yours,
Bangkok Bank Public Company Limited

Kulathida Sivayathorn
Executive Vice President
Financial Information Service Division

Summary Statement of Assets and Liabilities *

C.B. 1.1

As of 30 September, 2005

ASSETS	Baht
Cash	26,020,464,330.39
Interbank and money market items	101,471,751,129.65
Securities purchased under resale agreements	18,400,000,000.00
Investment in securities, net (with obligations Baht 140,706,842,000.00)	330,344,360,273.89
Credit advances (net of allowance for doubtful accounts)	843,716,693,817.96
Accrued interest receivables	1,744,499,013.94
Properties foreclosed, net	37,797,734,994.73
Customers' liabilities under acceptances	848,971,013.25
Premises and equipment, net	33,137,934,645.42
Other assets	12,086,868,124.64
Total Assets	1,405,569,277,343.87
Customers' liabilities under unmatured bills	10,769,468,832.17
Total	1,416,338,746,176.04
LIABILITIES	
Deposits	1,167,696,243,482.90
Interbank and money market items	48,901,108,490.10
Liabilities payable on demand	4,328,127,694.04
Securities sold under repurchase agreements	2,000,000,000.00
Borrowings	21,579,911,561.77
Bank's liabilities under acceptance	848,971,013.25
Other liabilities	25,246,578,490.95
Total Liabilities	1,270,600,940,733.01
SHAREHOLDERS' EQUITY	
Paid-up share capital	
(registered share capital Baht 40,000,000,000.00)	19,088,428,940.00
Reserves and net profit after appropriation	81,882,200,720.38
Other reserves and profit and loss account	33,997,706,950.48
Total Shareholders' Equity	134,968,336,610.86
Total Liabilities and Shareholders' Equity	1,405,569,277,343.87
Bank's liabilities under unmatured bills	10,769,468,832.17
Total	1,416,338,746,176.04

Non-Performing Loans for the quarter ended September 30, 2005	
(16.49% of total loans before allowance for doubtful accounts)	157,376,293,899.01
Required provisioning for loan loss for the quarter ended September 30, 2005	83,507,050,311.85
Actual allowance for doubtful accounts	102,490,379,422.27
Loans to related parties	36,760,391,278.98
Loans to related asset management companies	9,262,960,000.00
Loans to related parties due to debt restructuring	44,742,292,038.72
Borrowings as part of subordinated debentures cum preferred shares to be	
included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	132,720,518,059.52
Changes in assets and liabilities this month due to the panalty expenses from violating the Commercial	
Banking Act B.E.2505 and amended Act, Section	-
International Banking Facility's assets and liabilities	
Total assets	11,677,002,853.24
Total liabilities	273,385.13
Significant contingent liabilities	

Document no. 2

BANGKOK BANK PUBLIC COMPANY LIMITED

Balance Sheets

	"Unreviewed" As at September 30, 2005	"Audited" As at December 31, 2004	Increase(Decrease)	Unit : Baht %
Assets				
Cash	26,020,464,330	30,455,876,023	(4,435,411,693)	(14.6)
Interbank and money market items	101,471,751,130	129,407,953,304	(27,936,202,174)	(21.6)
Securities purchased under resale agreements	18,400,000,000	32,030,000,000	(13,630,000,000)	(42.6)
Investment in securities, net	330,344,360,274	305,751,776,486	24,592,583,788	8.0
Loans	946,141,521,198	932,940,377,735	13,201,143,463	1.4
Accrued interest receivables	1,744,499,014	1,202,111,540	542,387,474	45.1
Less Allowance for doubtful accounts and for debt restructuring	(102,424,827,380)	(109,365,942,398)	6,941,115,018	6.3
Properties foreclosed, net	37,797,734,995	32,077,907,961	5,719,827,034	17.8
Customers' liabilities under acceptances	848,971,013	880,659,148	(31,688,135)	(3.6)
Premises and equipment, net	33,137,934,645	29,339,151,357	3,798,783,288	12.9
Other assets	12,086,868,125	15,215,132,726	(3,128,264,601)	(20.6)
Total Assets	1,405,569,277,344	1,399,935,003,882	5,634,273,462	0.4
Liabilities				
Deposits	1,167,696,243,483	1,186,111,453,208	(18,415,209,725)	(1.6)
Interbank and money market items	48,901,108,490	33,169,815,536	15,731,292,954	47.4
Liabilities payable on demand	4,328,127,694	4,036,962,120	291,165,574	7.2
Securities sold under repurchase agreements	2,000,000,000	-	2,000,000,000	100.0
Borrowings	21,579,911,562	38,429,122,171	(16,849,210,609)	(43.8)
Bank's liabilities under acceptances	848,971,013	880,659,148	(31,688,135)	(3.6)
Other liabilities	25,246,578,491	22,341,087,853	2,905,490,638	13.0
Total liabilities	1,270,600,940,733	1,284,969,100,036	(14,368,159,303)	(1.1)
Shareholders' Equity				
Paid-up share capital	19,088,428,940	19,088,428,940	-	0.0
Reserves and net profit after appropriation	81,882,200,720	63,842,577,523	18,039,623,197	28.3
Other reserves and profit and loss account	33,997,706,951	32,034,897,383	1,962,809,568	6.1
Total Shareholders' Equity	134,968,336,611	114,965,903,846	20,002,432,765	17.4
Total Liabilities and Shareholders' Equity	1,405,569,277,344	1,399,935,003,882	5,634,273,462	0.4

Document no. 3

BANGKOK BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED SEPTEMBER 30,

(UNAUDITED)

Baht : '000

		2005	2004	Increase (Decrease)	%
Interest and dividend income					
Interest on loans		10,497,419	8,877,311	1,620,108	18.2
Interest on interbank and money market items		983,874	619,109	364,765	58.9
Investments		2,591,891	2,447,973	143,918	5.9
Total interest and dividend income		14,073,184	11,944,393	2,128,791	17.8
Interest expenses					
Interest on deposits		2,752,822	2,488,365	264,457	10.6
Interest on interbank and money market items		229,602	90,179	139,423	154.6
Interest on borrowings		964,514	930,157	34,357	3.7
Total interest expenses		3,946,938	3,508,701	438,237	12.5
Net interest and dividend income		10,126,246	8,435,692	1,690,554	20.0
Bad debt and doubtful accounts					
and loss on debt restructuring		1,047,827	1,170,051	(122,224)	(10.4)
Non-interest income					
Gain on investments, net		(1,188,122)	(382,485)	(805,637)	-
Fees and service income		3,518,799	3,120,598	398,201	12.8
Gain on exchange, net		649,548	631,225	18,323	2.9
Other income		609,418	783,736	(174,318)	(22.2)
Total non-interest income		3,589,643	4,153,074	(563,431)	(13.6)
Non-interest expenses					
Personnel expenses		2,888,407	2,117,487	770,920	36.4
Premises and equipment expenses		1,323,004	1,222,500	100,504	8.2
Taxes and duties		562,740	497,576	65,164	13.1
Fees and service expenses		658,851	546,575	112,276	20.5
Contributions to the Financial Institutions					
Development Fund		1,110,058	1,089,699	20,359	1.9
Other expenses		1,024,068	1,311,970	(287,902)	(21.9)
Total non-interest expenses		7,567,128	6,785,807	781,321	11.5
Income before income tax		5,100,934	4,632,908	468,026	10.1
Income tax expenses		284,720	-	284,720	100.0
Net income		4,816,214	4,632,908	183,306	4.0
Earnings per share	**Baht**	2.52	2.43	0.09	3.7
Weighted average number of					
ordinary shares	**Thousand shares**	1,908,711	1,908,697	14	0.0

Document no. 4

BANGKOK BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

(UNAUDITED)

Baht : '000

		2005	2004	Increase (Decrease)	%
Interest and dividend income					
Interest on loans		29,686,514	25,119,277	4,567,237	18.2
Interest on interbank and money market items		3,063,709	1,953,327	1,110,382	56.8
Investments		7,478,911	7,830,287	(351,376)	(4.5)
Total interest and dividend income		40,229,134	34,902,891	5,326,243	15.3
Interest expenses					
Interest on deposits		7,963,282	7,390,354	572,928	7.8
Interest on interbank and money market items		559,736	298,519	261,217	87.5
Interest on borrowings		2,830,372	4,181,230	(1,350,858)	(32.3)
Total interest expenses		11,353,390	11,870,103	(516,713)	(4.4)
Net interest and dividend income		28,875,744	23,032,788	5,842,956	25.4
Bad debt and doubtful accounts and loss on debt restructuring		3,104,631	3,232,085	(127,454)	(3.9)
Non-interest income					
Gain on investments, net		(826,129)	79,929	(906,058)	-
Fees and service income		10,076,219	8,997,276	1,078,943	12.0
Gain on exchange, net		2,130,546	1,946,149	184,397	9.5
Other income		1,674,190	1,688,752	(14,562)	(0.9)
Total non-interest income		13,054,826	12,712,106	342,720	2.7
Non-interest expenses					
Personnel expenses		7,561,807	6,334,976	1,226,831	19.4
Premises and equipment expenses		3,944,881	3,488,794	456,087	13.1
Taxes and duties		1,861,560	1,450,990	410,570	28.3
Fees and service expenses		1,792,503	2,126,785	(334,282)	(15.7)
Contributions to the Financial Institutions Development Fund		3,347,265	3,185,474	161,791	5.1
Other expenses		3,640,212	3,680,578	(40,366)	(1.1)
Total non-interest expenses		22,148,228	20,267,597	1,880,631	9.3
Income before income tax		16,677,711	12,245,212	4,432,499	36.2
Income tax expenses		284,720	-	284,720	100.0
Net income		16,392,991	12,245,212	4,147,779	33.9
Earnings per share	**Baht**	8.59	6.42	2.17	33.8
Weighted average number of					

Document no. 5

Summary of financial results for the Quarter ended September 30, 2005,

Bangkok Bank Public Company Limited

Significant items in the third quarter of 2005

In the third quarter of 2005, Bangkok Bank recorded a net profit of Baht 4.8 billion, an increase of Baht 183 million, or 4.0 percent, compared with the third quarter of 2004. The rise in the net profit is attributable to an increase in the net interest and dividend income of Baht 1.7 billion which was more than the decline in non-interest income of Baht 563 million and the increase in non-interest expenses of Baht 781 million.

Earnings per share increased from Baht 2.43 in the third quarter of 2004 to Baht 2.52 in this quarter.

At the end of the third quarter of 2005, the Bank had net outstanding loans of Baht 843.7 billion, an increase of Baht 2.52 billion, or 2.4 percent from that at the end of December 2004. Total deposits amounted to Baht 1,167.7 billion, a decrease of Baht 18.4 billion, or 1.6 percent.

In September 2005, the Bank paid a dividend of Baht 0.75 per share to holders of common shares.

Important items on the balance sheet

Total assets as of September 30, 2005, amounted to Baht 1,405.6 billion, an increase of Baht 5.6 billion, or 0.4 percent, compared with the end of December 31, 2004. Significant items for the period were as follows:

Interbank and money market assets, as of September 30, 2005, amounted to Baht 101.5 billion, a decrease of Baht 27.9 billion, or 21.6 percent, from December 31, 2004. This was due to a reduction in the Bank's deposits at other financial institutions.

As a result of liquidity management activities, securities purchased under resale agreements, as of September 30, 2005, declined to Baht 18.4 billion, a decrease of Baht 13.6 billion, or 42.6 percent since December 31, 2004.

Net investments, as of September 30, 2005, amounted to Baht 330.3 billion, an increase of Baht 24.6 billion, or 8.0 percent, from December 31, 2004. This includes investments in debt instruments which increased by Baht 19.1 billion to Baht 296.3 billion, primarily due to an increase in investments in debt securities issued by the government and state enterprises. Investments in equities amounted to Baht 34.0 billion, an increase of Baht 5.5 billion, mainly attributable to the acquisition of shares as a result of debt restructuring.

Loans, as of September 30, 2005, amounted to Baht 946.1 billion, an increase of Baht 13.2 billion, or 1.4 percent, compared with December 31, 2004.

Total loan loss reserves, as of September 30, 2005, amounted to Baht 102.4 billion, a decrease of Baht 6.9 billion when compared with December 31, 2004.

As of September 30, 2005, the Bank had loans and accrued interest receivable, classified from 'sub-standard' to 'doubtful-of-loss' in accordance with the regulations announced by the Bank of Thailand dated August 23, 2004, in the amount of Baht 157.4 billion. This is a decline of Baht 1.3 billion, or 0.8 percent from Baht 158.7 billion on December 31, 2004. Details of the classified loans and accrued interest receivable and the respective reserves are as follows:

(billion Baht)

	Loans and Accrued Interest Receivable*	Loans and Accrued Interest Receivable Net of Collateral Permitted by BOT **	% Required by BOT	Reserves Recorded by Bank ***
1.1 Allowance for doubtful accounts from classified loans				
Normal	754.9	351.8	1	3.5
Special Mentioned	33.8	12.2	2	0.3
Substandard	19.9	7.2	20	1.4
Doubtful	55.1	32.3	50	16.1
Doubtful of Loss	82.4	43.8	100	46.1
Total	946.1	447.3		67.4
1.2 Revaluation allowance for debt restructuring				16.0
Total Allowance according to BOT regulations (1.1 and 1.2)				83.4
Allowance established in excess of BOT's regulations				19.0
Total allowance for doubtful accounts and revaluation allowance for debt restructuring				102.4

* Excluding interbank and money market items amounting to Baht 8.2 billion

** Excluding interbank and money market items amounting to Baht 6.6 billion

*** Excluding allowance for doubtful accounts on interbank and money market items, amounting to Baht 66.0 million.

In the third quarter, the Bank restructured loans in the amount of Baht 15.8 billion. As of September 30, 2005, non-performing loans (excluding accrued interest receivable but including interbank and money market items), defined in accordance with the Bank of Thailand's regulations, amounted to Baht 157.4 billion, or equivalent to 16.5 percent of total outstanding loans. When compared to December 31, 2004, the non-performing loans decreased by Baht 1.3 billion, or 0.8 percent.

	(billion Baht)
Non– performing loans (NPL)	157.4
Total loans used for NPL ratio calculation	954.3
NPL as percentage of total loans	16.5

Additional transfers of foreclosed properties from debtors to the Bank resulted in net foreclosed properties, as of September 30, 2005, going up to Baht 37.8 billion, an increase of Baht 5.7 billion, or 17.8 percent, from December 31, 2004.

Liabilities, as of September 30, 2005, totaled Baht 1,270.6 billion, a decrease of Baht 14.4 billion, or 1.1 percent, from December 31, 2004. Significant items were as follows:

Total deposits, as of September 30, 2005, amounted to Baht 1,167.7 billion, a decrease of Baht 18.4 billion, or 1.6 percent, from December 31, 2004.

Interbank and money market liabilities, as of September 30, 2005, amounted to Baht 48.9 billion, an increase of Baht 15.7 billion, or 47.4 percent due to increases in deposits from other financial institutions.

The Bank redeemed the remaining Capital Augmented Preferred Securities (CAPS) of Baht 17.6 billion on September 29, 2005. As a result, borrowings, as of September 30, 2005, declined to Baht 21.6 billion, a decrease of Baht 16.8 billion, or 43.8 percent, from that on December 31, 2004.

Shareholders' equity, as of September 30, 2005, totaled Baht 135.0 billion, an increase of Baht 20.0 billion, or 17.4 percent, from December 31, 2004. This was in part due to the profit of Baht 16.4 billion for the nine-month period of 2005, and an appreciation in the revaluation of reserves for land and buildings of Baht 4.2 billion.

Due to the redemption of the remaining CAPS of Baht 17.6 billion, tier 1 capital devalued by Baht 13.2 billion. Therefore, as of September 30, 2005, the regulatory capital of the Bank was Baht 132.7 billion and tier 1 capital was Baht 101.0 billion. The Bank's capital adequacy ratio and the tier 1 capital ratio, as defined by the Bank of Thailand, were approximately 13.7 percent and 10.4 percent, respectively. With the inclusion of the net profits for the third quarter of 2005 ending September 30, 2005; the Bank's capital adequacy ratio and tier 1 capital ratio would be approximately 14.2 percent and 11.0 percent, respectively.

<u>Important items in the statement of income for the third quarter of 2005</u>

In the third quarter of 2005, the Bank's net profit was Baht 4.8 billion, an increase of Baht 183 million, or 4.0 percent, from the same period in 2004. Significant items are as follows:

Net interest and dividend income for the third quarter of 2005 amounted to Baht 10.1 billion, an increase of Baht 1.7 billion, or 20.0 percent, from that in the third quarter of 2004. Interest and dividend income increased by Baht 2.1billion, or 17.8 percent to Baht 14.1 billion with interest income from loans increasing by Baht 1.6 billion as a result of loan growth and an increased yield.

Interest expenses totaled Baht 3.9 billion, an increase of Baht 438 million, or 12.5 percent, from that in the third quarter of 2004. This was due to higher interest rates on deposits as well as increased interest expenses incurred from interbank and money market transactions due to higher wholesale market rates and a higher volume of transactions.

In the third quarter of 2005, the Bank had expenses from bad debts and doubtful accounts and losses on debt restructuring of Baht 1.0 billion, a decrease of Baht 122 million compared with the third quarter of 2004.

Non-interest income totaled Baht 3.6 billion, a decrease of Baht 563 million, or 13.6 percent, from the third quarter of 2004 with the significant items as follows:

In the third quarter of 2005, the Bank set aside provision for impairment in investments in debt instruments of Baht 1.3 billion, which resulted in a net loss from investment in securities of Baht 1.2 billion.

In the third quarter of 2005, the Bank earned net fees and service income of Baht 3.5 billion, an increase of Baht 398 million, or 12.8 percent, compared with the third quarter of 2004. The increase was attributable largely to increases in revenues from money transfers and credit cards.

Profits from foreign exchange totaled Baht 650 million, an increase of Baht 18 million, or 2.9 percent, compared with the third quarter of 2004.

The Bank's non-interest expenses totaled Baht 7.6 billion, an increase of Baht 781 million, or 11.5 percent, compared with the third quarter of 2004. This was due to an increase of Baht 771 million in personnel expenses because the Bank gave staff a pay rise and additional bonuses equivalent to one month's salary. Expenses for renovation of buildings rose by Baht 101 million due to a higher rate of depreciation in the value of the buildings.

There were also an increase of Baht 65 million in tax payments, an increase of Baht 112 million in service fees due to an increase in volume of transactions, and an increase of Baht 20 million in contributions to the Financial Institution Development Fund. In the third quarter of 2005, the Bank set aside an additional Baht 260 million, a decrease of Baht 220 million in provisioning for impairment of foreclosed assets.

In the third quarter of 2005 the Bank paid income tax of Baht 285 million, taking the net profit after tax to Baht 4.8 billion.

Bangkok Bank Public Company Limited

Financial Statements

(Unreviewed)

	Ended September 30,			
	Quarter 3		For 9 Months	
	2005	2004	2005	2004
Net income (Baht : '000)	4,816,214	4,632,908	16,392,991	12,245,212
EPS (Baht)	2.52	2.43	8.59	6.42

The Bank assured that the information in this report is correct and complete.

Signature ....

(Mr. Teera Aphaiwongse)

Executive Director & Senior Executive Vice President